UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Canadian Superior Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O'Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)	Page 1 of 16

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 136644101

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	_______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,802,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

Item 1.	Security and Issuer

This statement relates to the Common Shares (the "Stock") of Canadian Superior Energy Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)	The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Mr. Yun are United States citizens.

CUSIP No. 136644101

Item 3.            Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board, a copy of which is incorporated by reference herein as Exhibit F. On February 11, 2009, PAI LLC sent a letter to the Board questioning the timing and strategy of the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (the “February 11 Letter”). On February 12, 2009, PAI LLC issued a press release including the text of the February 11 Letter and requesting additional disclosure by the Issuer with regard to its financial position and the status of that project and requesting that the Issuer hold a public conference call to update shareholders. A copy of that press release is incorporated by reference herein as Exhibit G. On February 17, 2009, PAI LLC delivered to the Issuer a requisition for a special meeting of the Issuer’s shareholders for the purpose, among other things, of removing all of the directors on the Issuer’s board of directors and replacing such directors with PAI LLC’s nominees (the “Requisition”). Also on February 17, 2009, PAI LLC issued a press release announcing that it had requisitioned a special meeting of the Issuer’s shareholders for that purpose (the “February 17 Press Release”). Once a record date and meeting date for the shareholders meeting have been established, a dissident proxy circular will be mailed to shareholders of record by PAI LLC.  The dissident proxy circular will provide details regarding each of PAI LLC's nominees to the Issuer's Board of Directors.  Shareholders are urged to carefully read the dissident proxy circular and other documents when they are available. A copy of the Requisition is incorporated by reference herein as Exhibit H, and a copy of the February 17 Press Release is incorporated by reference herein as Exhibit I. On March 10, 2009, PAI LLC sent a letter to the Board (the “March 10 Letter”) noting that no response had been provided to its February 11, 2009 inquiry regarding the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago and requesting a meeting with the full Board to discuss strategic and financing alternatives to monetizing the Block 5(c) assets. A copy of the March 10 Letter is incorporated herein by reference as Exhibit J. On March 16, 2009, PAI LLC sent a letter (the “March 16 Letter”) to the Board. The March 16 Letter was sent in response to an electronic mail message sent by Greg Noval (the “March 10 Noval E-mail”) to PAI LLC responding to the March 10 Letter sent earlier in the day on March 10, 2009, and in response to a letter from C. Alexander Squires, a director and chair of the Audit Committee of the Issuer's Board of Directors (the “March 12 Board Letter”) to PAI LLC on behalf of the Issuer's Board of Directors responding to the March 10 Letter. The March 16 Letter attaches a draft term sheet that PAI LLC believes is reflective of the type of transaction that is available to the Issuer from third parties if the Issuer would be willing to enter into discussions with such third parties (the “Draft Term Sheet”) and which could serve as a potential alternative to the Issuer’s proposed sale of part of its Block 5(c) assets in Trinidad and Tobago. The March 16 Letter also attaches copies of the March 10 Noval E-Mail and the March 12 Board Letter. The foregoing descriptions of the March 16 Letter, the Draft Term Sheet, the March 10 Noval Email and the March 12 Board Letter are each qualified in their entirety by reference to the terms of such documents. A copy of the March 16 Letter is attached hereto as Exhibit K and incorporated by reference herein.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's

CUSIP No. 136644101

operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           There were no transactions in the Stock by the Filers during the 60 days before the date on the cover page.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference herein as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference herein as Exhibits D and E.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B

Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors incorporated by reference to the Filers’ initial Schedule 13D and Amendment No. 1 thereto both filed September 30, 2008

Exhibit C	Form of Warrant to Purchase Shares of Common Stock incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit D	Form of Securities Purchase Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

CUSIP No. 136644101

Exhibit E	Form of Registration Rights Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F	Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 2 to this Schedule 13D filed November 6, 2008

Exhibit G	Press Release by PAI LLC dated February 12, 2009 including the text of the February 11 Letter incorporated by reference to Amendment No. 3 to this Schedule 13D filed February 12, 2009

Exhibit H	Requisition delivered by PAI LLC to the Issuer dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit I	Press Release by PAI LLC dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit J	Letter dated March 10, 2009 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 5 to this Schedule 13D filed March 10, 2009

Exhibit K

Letter dated March 16, 2009 from PAI LLC to the Issuer's Board of Directors (attaching the Draft Term Sheet, and the electronic mail message dated March 10, 2009 from Greg Noval to PAI LLC and Letter dated March 12, 2009 from C. Alexander Squires on behalf of the Issuer's Board of Directors to PAI LLC).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 16, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 136644101

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:	September 29, 2008

PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

CUSIP No. 136644101

EXHIBIT K

March 16, 2009

Board of Directors

c/o Mr. Alexander Squires, Director and Chair of the Audit Committee

Canadian Superior Energy Inc.

3200, 500 – 4th Ave S.W.

Calgary, Alberta T2P 2V6

To the Board of Directors of Canadian Superior,

In response to our March 10, 2009 letter to the Board of Directors of Canadian Superior, we received an e-mail that same day from Greg Noval, Chairman of the Board of Canadian Superior, which was followed two days later by a letter from Alexander Squires, Director and Chair of the Audit Committee of Canadian Superior. Both letters are attached for your reference.

Mr. Noval’s e-mail, which he sent barely a few hours after receipt of our letter of March 10, states that the “SNG Board has unanimously ... chosen a monetization program”, which we presume confirms the Board’s sole focus on monetizing Canadian Superior’s interest in Block 5(c). Given the conflict of interest which we have previously identified related to Mr. Noval’s position as Chairman of the Board of Canadian Superior and his equity ownership interest in Challenger (a company also under CCAA protection but with an interest in Block 5(c)), we are deeply concerned about this singular and unilateral course of conduct pursued by Canadian Superior.

In the current circumstances, the Board of Directors has a fiduciary duty to consider all alternatives available to the Company in order to identify a choice that is in the best interests of the Company and its stakeholders. In our view, these alternatives would include a sale of the Company, a recapitalization of the Company, an equity injection or other investment in the Company, or a sale of assets (whether those assets be from the company’s Western Canadian portfolio or other worldwide operations, including Block 5(c)).

You have asked us to provide a written proposal for a capital investment. We believe it is the Board’s obligation to meet with potential financiers and other parties to develop its own proposal. However, given that the Board does not appear inclined to further inform itself on these alternatives, we have prepared a draft Term Sheet (attached) which we believe reflects the type of transaction, based on discussions we have had with various counterparties, that could be quickly implemented for the benefit of Canadian Superior and its stakeholders. We believe it is incumbent on the Board to explore such an alternative.

CUSIP No. 136644101

In light of this Term Sheet, which we believe reflects a viable and realistic transaction that is available to Canadian Superior, please let me know who at Canadian Superior should be contacted by potential counterparties to ensure that a possible recapitalization or other transaction, whether along the lines of the attached Term Sheet or otherwise, is fully reviewed, considered and evaluated by Canadian Superior and its Board of Directors. Palo Alto Investors has a group that would be interested in speaking about this transaction as soon as possible and we reiterate our request for a phone call with the appropriate Board representatives.

It is my understanding that calls to Canadian Superior made by certain entities to whom we have been speaking have not been returned by Canadian Superior. This is unacceptable given the critical financial issues facing the Company – we believe it further demonstrates that the Board of Directors is not properly considering all available alternatives and options.

We reiterate our view that the sale of an interest in Block 5(c), without proper consideration, review and assessment of all alternatives open to the Company, would be a serious breach of duty by the Canadian Superior Board.

Yours very truly,

David J. Anderson

Palo Alto Investors, LLC

CUSIP No. 136644101

Canadian Superior Energy, Inc.

Indicative Term Sheet

$60,000,000.00 Secured Subordinated Debt with Warrants (the “Notes”)

Draft: March 16, 2009

Borrower	Canadian Superior Energy, Inc. (The “Company”)
Facility	Interest bearing notes (“Notes”) issued to accredited investors (“Noteholders”) pursuant to note purchase agreements and a trust indenture.
Term	3 years
Amount	$60,000,000 (U.S. Dollars)
Use of Proceeds

T o pay outstanding amounts for the exploration program under the Joint Operating Agreement associated with Block 5(c) project in Trinidad and Tobago, and all costs related to the associated receivership established by BG. Excess of facility would be available to pay down (but not cancel) a portion of amounts owing under existing revolving line of credit with Canadian Western Bank.

Rate	15% coupon, paid semi-annually and at maturity. Borrower option to pay ”in-kind” and capitalize interest payments through the term of the Notes, resulting in semi-annual compounding.
Equity/Warrants

100% warrant coverage. Each Note carries one detachable warrant per dollar of Note face value, each warrant bearing the right to purchase one share of common stock of the Company, strike price of $1.00 (USD) per share, exercisable at any time over a period of 5 years. Full warrant exercise implies 60 million additional shares on a fully diluted basis. Cashless exercise available.

Early Repayment

At the option of the Borrower, Notes may be repaid at a premium to par value at any time , based on a sliding scale starting at 120% of par during the first year, plus all accrued and unpaid interest. Warrants are detachable and survive after repayment of the Notes.

Security

First lien on all of the Company’s assets in Trinidad, including the full 70% interest in Block 5(c) and all other licenses, rights, and equipment associated with the Company’s activities in Trinidad. Second lien, subordinated to all claims and liens of Canadian Western Bank, on all the Company’s assets in Western Canada. General unsecured claim on all other assets of the Company. Subsidiaries of the Company will also provide comparable first and second liens on all of their assets, and will also guarantee all payment and performance due by the Company under the Notes.

Asset Sales	Proceeds of all asset sales required to retire debt, with first priority to revolving line of credit (currently provided by Canadian Western Bank), and second priority to retire the Notes.
Equity Issuances	Limitations on issuing dilutive equity or equity-linked securities without the written consent of a majority of the Noteholders.
Other debt

Assumes continuing availability of $35,000,000 revolving line of credit. Limitations on issuance of other debt. If Canadian Western Bank is unwilling to continue to provide such existing credit, a separate or augmented facility for replacing it or buying out its existing debt may be arranged.

CUSIP No. 136644101

Canadian Superior Energy, Inc.

Indicative Term Sheet

$60,000,000.00 Secured Subordinated Debt with Warrants (the “Notes”)

Draft: March 16, 2009

Governance

Existing board of directors of the Company to be reconstituted, with new directors selected by Noteholders in conjunction with Palo Alto Investors, LLC (“PAI”). New directors will take no fewer than 5 and no more than 7 seats, commensurate with the resignation of the same number of existing directors. Company bylaws to change to set the number of directors at 7 and to match minimum residency and citizenship requirements under Albertan securities laws. New non-executive Chairman to be named from among the new directors. PAI and a majority of the Noteholders shall have a nomination right to appoint a to-be-determined number directors of the Company at each annual meeting, until the Notes have been repaid.

Standstill

Existing board members agree to sign multi-year standstill agreement which would disallow engaging in any legal action, lawsuits, or proxy contests against the Company, current and future directors, Noteholders, and shareholders.

Closing

Closing targeted for 30 days, or such lesser time period as may be determined by PAI, from the date of acceptance of an agreed-upon term sheet. Closing is subject to normal due diligence, including but not limited to, verification of Company representations regarding assets in Trinidad and Western Canada. Also subject to ability to establish first-priority lien on assets in Trinidad under Trinidadian law and Canadian law, as applicable, ability to establish second-priority lien on Company assets in Western Canada, and other customary closing conditions.

Conditions Precedent

Closing is subject to final approval by all parties in the Company’s current CCAA court action, receivership, and arbitration action by BG. Further requirement that this recapitalization is approved and ratified specifically by Canadian Western Bank, that such bank agrees to remain the Company’s lender post-transaction, that the Notes and associated plan of reorganization have been ratified by the court, and that all claims have been satisfied by BG such that no further default exists under the Joint Operating Agreement at the date of closing.

Expenses

Borrower is responsible for third-party legal costs associated with structuring and documentation of deal. The Company also agrees to pay costs incurred by PAI for third-party board recruitment and legal costs of PAI’s activism with respect to the Company’s board of directors.

Disclaimer: Nothing in this document should be construed as an offer to buy or sell securities. Terms are indicative and subject to negotiation and definitive documentation. Submission of this indicative term sheet by Palo Alto Investors, LLC (“PAI”) does not commit PAI to providing any funding by virtue of this or any other document.

CUSIP No. 136644101

Sent: Tuesday, March 10, 2009 9:45 PM

To: David Anderson

Cc: Mike Coolen; Rick Watkins; Kory Idland; Iris Wong; TOSWELL, DAVID; GANS, MICHAEL; Scrivano, Paul; Alex Squires; JPoetker@blgcanada.com; plalonde@brownleelaw.com; Greg Noval Personal

Subject: RE: Palo Alto Investors: Request for a meeting with the Board

Importance: High

Mr. Andersson-please quit  continuing screwing us around! In case you do not know it we and industry are experiencing the worst economic times in modern history. Your actions do nothing positive for the Company and essentially amount to grandstanding.The  SNG Board has unanimously, with extensive legal advise ,chosen a monitization  program for the benefit of the Company and shareholders.We are represented by legal council and you and your lawyers, if you are professional ,should direct your concerns to our lawyers.P.S.You will have full opportunity at the SNG annual meeting to express your concerns that has now been called.

______________________________________________________________________________

From: David Anderson

Sent: Tuesday, March 10, 2009 4:22 PM

To: Alex Squires

Cc: Greg Noval Personal; Mike Coolen; Rick Watkins; Kory Idland; Iris Wong; TOSWELL, DAVID; GANS, MICHAEL; Scrivano, Paul

Subject: Palo Alto Investors: Request for a meeting with the Board

Mr. Squires,

As Chairman of the Audit Committee, and as Lead Independent Director, please ensure that the attached letter is fully distributed to every member of the Canadian Superior Board of Directors. We look forward to your response.

Thank You,

David J. Anderson

Palo Alto Investors

470 University Ave

Palo Alto, CA  94526

(650) 325-0772

CUSIP No. 136644101

[Canadian Superior Energy Inc. Letterhead]

March 12, 2009

Palo Alto Investors, LLC

Attention: David J. Anderson

Dear Mr. Anderson:

Re: Response to your letter of March 10, 2009

Thank you for your letter of March 10, 2009 which has been distributed to all Board members. The Board is very interested to hear your plans for providing capital to Canadian Superior and dealing with the other matters raised in your letter. I ask that you provide us with your written proposal for the Board to assess. If we determine that your proposal provides a basis to move forward, we will then arrange to meet with you. In view of the need to act expeditiously to which you refer, any urgency you can attach to providing us with your written proposal is greatly appreciated.

With regard to the criticisms set out in your letter, the Board met on February 11, 2009 and since that time Canadian Superior has issued numerous press releases which deal with its current circumstances including the filing of a very detailed affidavit by our President. A copy of that affidavit was provided to your counsel, which addresses, among other things, Canadian Superior’s financial position and its plans for Block 5(c). It has not been the practice of Canadian Superior (which we believe is common to issuers of our size) to provide guidance between the filing of quarterly or yearly financial statements. Press releases are released as required and this has been done.

We look forward to receiving your written proposal at your earliest convenience. Our duty as directors is to act in the best interest of the Corporation and we will assess your proposal in that light along with other options that we are considering.

Yours truly,
CANADIAN SUPERIOR ENERGY INC.
C. ALEXANDER SQUIRES,
Director and Chair of the Audit Committee
/s/ C. Alexander Squires
cc:	Directors, CSEI
J. P. Poetker, BLG